1913 Deerbrook Drive
Tyler, Texas 75703
(903) 595-8834

May 2, 2005

Larry M. Spirgel

Assistant Director

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

We have reviewed your letter dated April 8, 2005 and respectfully submit the following responses to your comments.

Teletouch Communications, Inc. (the “Company” or “Teletouch”) recognizes that it is responsible for the adequacy and accuracy of the disclosure in the filings and that any United States Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action against the Company with respect to the filings. Further, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended May 31, 2004

Reports of Registered Public Accounting Firms, page F-2

SEC Comment:

1. We considered your response to comment 2. In light of the changes proposed in your response to comments 4 and 6 we believe that the revised opinion of BDO Seidman should be filed and accompanied by your restated financial statements.

Company Response:

We will amend our Form 10-K for the year ended May 31, 2004 as soon as possible upon the clearing of the staff’s comments. Our amended filing will include the corrected opinion from BDO Seidman and our restated financial statements for the year ended May 31, 2003 including the appropriate footnote disclosure. The extraordinary gain referred to in comment 6 from our prior response will be reclassified on our income statement for the year ended May 31, 2004.

• Page 2	May 2, 2005

Consolidated Statements of Operations, page F-6

SEC Comment:

2. We note your response to comment 4; however it is unclear to us how you accounted for this preferred stock transaction. Please provide us with the journal entries that you recorded in both fiscal year 2002 and fiscal year 2003 to account for the redemption of the Junior Debt, common stock, warrants, and preferred stock and the subsequent issuance of the Series C preferred stock and common stock purchase warrants. Clarify whether you gave accounting effect to the consideration exchanged between GM Holdings and TLL Partners referred to in the fifth and sixth paragraphs of your response. In addition, tell us what adjustments you will make to remove the $36.3 million gain from the face of the income statement.

Company Response:

The journal entries to account for the redemption of the Junior Debt, common stock, warrants, and preferred stock and the subsequent issuance of the Series C preferred stock and common stock purchase warrants in fiscal 2002 and 2003 are provided as Exhibit 1.1 (fiscal 2002 entries) and Exhibit 1.2 (fiscal 2003 entries) attached.

Concerning whether we gave accounting effect to the consideration exchanged between GM Holdings and TLL Partners, you will note from the attached journal entries that we did recognize the consideration exchanged between GM Holdings and TLL Partners, as well as that paid by TLL Partners to CIVC, as a capital contribution to the Company by TLL Partners and thus as reduction to the gain recognized on the retirement of the subordinated debt (see JE#2 in Exhibit 1.1). As discussed below, we accounted for the consideration exchanged in this manner because the Company and TLL Partners had negotiated the extinguishment of the subordinated debt that TLL Partners was to purchase from GM Holdings and CIVC prior to TLL Partners’ exercise of its options to purchase this debt, and accordingly the Company accounted for the transaction as if option agreements had been between the Company and CIVC and GM Holdings, and the Company had directly purchased the debt from GM Holdings and CIVC, pursuant to this option, using money contributed to the Company by TLL Partners to pay the option exercise price. As illustrated in Exhibit 1.1 and also discussed below, because the option price paid by TLL Partners to GM Holdings was for options on both the purchase of junior debt and the purchase of preferred stock and other warrants and options, the total option price was allocated to the separate junior debt and equity restructurings on the basis of the relative carrying amount of those securities.

Concerning what adjustment we will make to remove the $36.3 million gain from the face of the income statement, no actual additional journal entries will be required. Although the $36.3 million gain appears in the face of the income statement and is included in the computation of EPS, the $36.3 million is not included in the fiscal 2003 net loss of $761,000 that flows to the Company’s accumulated earnings (deficit) in shareholders’ equity. Instead, that $36.3 million is included in the entries made in fiscal 2003 to additional paid-in capital.

• Page 3	May 2, 2005

As we have previously explained, this $36.3 million was presented on the face of the income statement and included in the computation of EPS in accordance with EITF Topic D-42 in order to represent the benefit to the common stockholders as a result of this transaction which was computed as the difference in the carrying value of the securities retired versus the fair value of the securities issued. At the time of this transaction we were fully aware of the related party nature of the transaction but EITF D-42 did not address a transaction of this type.

As discussed in our response to Comment #1, we will amend and remove the gain from the face of the income statement and revise fiscal 2003 EPS

SEC Comment:

3. Moreover, refer to the second paragraph of your response to comment 4 and describe how and when TLL Partners originally acquired the option from Continental Illinois Venture Corporation (CIVC). What were the terms of this transaction? Tell us the consideration exchanged. Did Teletouch reflect this original transaction on its books? If so, how?

Company Response:

TLL Partners executed an Option and Securities Purchase Agreement (the “CIVC Option”) with CIVC Partners I and Continental Illinois Venture Corporation (together “CIVC”) on August 24, 2001 which gave TLL Partners the option to acquire all of the Teletouch securities and subordinated debt held by CIVC. The securities held by CIVC are listed in Exhibit 2 attached. The CIVC Option was negotiated for TLL Partners by Robert M. McMurrey, Chairman of Teletouch and President of TLL Partners. The CIVC Option gave TLL Partners the right to exercise any time up to May 24, 2002. The total option price was $800,000 of which $100,000 was paid upon the grant of the option with the remainder due upon the exercise of the option.

This option agreement was executed on the same day, immediately after the senior debt of the Company was restructured with Chase. The sequence of closing events was specifically structured legally to minimize the tax implications of the debt forgiveness, while ensuring the change in control for tax purposes triggered by the transaction occurred subsequent to the forgiveness of debt.

Terms of the agreement included a stipulation that GM Holdings and TLL Partners would have no recourse to the Company if the proposal to issue the Preferred Series C and the warrants was rejected by the shareholders. Such rejection was possible since only 25% to 40% of the shares eligible to vote were held by parties subject to a stockholders’ agreement which required voting in favor of the settlement. If the transaction was not approved, the junior debt would still have been forgiven and TLL Partners and GM Holdings would have retained their ownership of the previously existing Preferred Series A, Preferred Series B and

• Page 4	May 2, 2005

warrants, and the Company would have had no obligation to issue any of the Preferred Series C or warrants. In calculating and recording the gain in fiscal 2002 on the retirement of the junior debt, the Company included as a reduction of the gain the value attributable to the Preferred Series C and warrants intended to be issued for that element of the restructuring ($1,620,000 credited to paid-in capital as “Securities to be issued upon concurring shareholder vote) since that additional amount of gain was “contingent” on shareholder rejection of the proposal, and therefore including that $1,620,000 in the gain in fiscal 2002, before such event occurred (if it was to occur at all) would have been contrary to general rule in SFAS No. 15 against recognizing contingent gains in troubled debt restructurings.

As discussed in response to Comment #2 above, the Company accounted for the transaction as if option agreements had been between the Company and CIVC and GM Holdings, and the Company had directly purchased the debt from CIVC and GM Holdings, pursuant to this option, using money contributed to the Company by TLL Partners to pay the option exercise price.

SEC Comment:

4. Refer to the sixth paragraph of your response to comment 4, which indicates that you used Hoak Breedlove Wesneski & Co. (HBW) to establish the value of your Series C Preferred Stock and 6,000,000 common stock warrants. Did HBW give you an independent valuation? If not, please explain. Tell us how HBW determined the value of these securities. Reconcile those values to the trading value of your common stock at the time of this transaction.

Company Response:

HBW provided the Company a Fairness Opinion dated August 7, 2002 and, in connection therewith, provided a range of values for the securities given up by GM Holdings and TLL Partners and the Series C Preferred Stock and common stock warrants. The low end of the range assumed the Company would not be successful in generating revenue and earnings from its new line of telemetry products, whereas the upper end of the range assumed success in this endeavor. The Company used the low end of the range for valuing the securities in the transaction because telemetry was a very new product line with no history of success and the Company had just been required to include going-concern language in its quarterly filings prior to the restructuring partly due to its inability to achieve success in that product line. To date Teletouch has had minimal success in telemetry.

The low end of the HBW range valued the securities based on a projection of the enterprise value (and the resulting per share basis) of the Company in 2005 assuming no revenue and earnings from the telemetry product line and assuming full conversion of the Series C Preferred Stock and common stock warrants. The valuation projected a fully diluted per share value in 2005 of $0.066. This was brought to a “present value” in 2002 equal to $0.041 per share through a 17.8% discount factor, which HBW considered to be Teletouch’s cost of equity.

• Page 5	May 2, 2005

The commitment date was November 7, 2002, which was the date of shareholder approval. At that time the price of the Company’s Common Stock was $0.33 per share. The price per share at the time of the valuation was $0.36 per share.

The staff has asked us to “reconcile” the valuations of the Preferred Series C stock and warrants issued in this transaction to the per share value of the Company’s common stock existing in the market at the time of the transaction. The Company’s method for valuing the securities issued did not start with the market price of the Company’s common stock, and thus did not involve a quantified reconciliation. Rather, the Company used the valuation techniques employed by HBW because it believed at the time that the market price of the Company’s common stock did not realistically reflect certain factors that would contribute to a lower per share market price. These factors included the lack of financial resources available to the Company, the extreme difficulty of transforming a company from a legacy business to one which is on the cutting edge of technology, the potential dilution that could occur in August, 2003 as the result of 112,000,000 shares issuable upon the conversion of outstanding convertible preferred stock (Series A and B) or the exercise of outstanding warrants, and the lack of liquidity resulting from the fact that the Preferred Series C and warrants to be issued would not be saleable in the market until May, 2005 (because they could not be converted or exercised until that date).

We acknowledge that the valuation method used is unusual in the circumstances, but we believe that its use was appropriate in the circumstances. Additionally, we would point out that in light of the fact that the Company will reissue its financial statements and not include the gain in EPS, the impact of the valuation methodology was immaterial because there were equal debits and credits to Paid in Capital, and any change to the valuation would have no impact on the financial statements as it would merely change the amount of offsetting debits and credits to Paid in Capital.

SEC Comment:

5. Further, it appears from your response that your Series C Preferred Shares may be converted at approximately $0.04 per common share, a price which might have been in-the-money at the commitment date given the $0.36 per share value cited in the sixth paragraph of your response to comment 4. Tell us how you applied the guidance of EITF 98-5 to this transaction. Further, as the 6,000,000 common stock purchase warrants were issued in the same planned transaction, tell us your consideration of the guidance provided by EITF 00-27. Tell us how you determined the relative fair value of these financial instruments. Tell us the trading price for your common shares at the commitment date and give us your calculations for EITF 98-5 and EITF 00-27.

Company Response:

EITF 98-5 requires particular accounting if the effective conversion price of a preferred stock is below the market price of the underlying common stock at the date or issuance, or the terms of the preferred stock provide a below market conversion price at a later date. In

• Page 6	May 2, 2005

determining whether such a “beneficial conversion feature” (“BCF”) exists, EITF 00-27 requires that the effective price paid for the preferred stock first be reduced by the portion of the total proceeds received that is allocable to any warrants issued with the preferred stock.

EITF 98-5 requires that the assessment of whether a BCF exists be based on the “proceeds received.” In most instances, when EITF 98-5 and 00-27 are being considered, the proceeds received for the securities, on which basis the effective conversion price must be computed, equals the amount at which the securities issued are recorded directly in stockholders’ equity. However, that is not the case in the transactions in question, as demonstrated by the fact that the Company realized gains for the difference between the carrying amount of the securities returned to the Company and the value of the new securities issued. Therefore, in applying EITF 98-5 and 00-27, the Company took the view that the “proceeds received” for the purposes of EITF 98-5 and 00-27 should include the gain difference, or in other words should be measured based on the carrying amount of the securities surrendered to the Company in the transaction. After calculating net proceeds in this manner and reducing the total net proceeds by the value allocable to the warrants issued, the effective net proceeds received for the issuance of the Series C Preferred Stock is $33.7 million, and the effective conversion price, based on 44,000,000 shares issuable upon conversion, is $0.77 (Exhibit 3 attached).

SEC Comment:

6. We refer to your responses to comments 8 and 9. In addition to including the caption “exclusive of depreciation and amortization shown separately below”, confirm for us that you will also include the amount of depreciation and amortization that is excluded from the respective line item. Further, please note that SAB Topic 11B does not require the caption “exclusive of depreciation and amortization shown separately below” to be included beside the selling and marketing expense line item and the general and administrative expense line item.

Company Response:

Upon further analysis of our depreciation and amortization expense, the Company has concluded that this expense relates almost exclusively to assets used in the generation of service, rent and maintenance revenue. Therefore, we have added this caption only to the Cost of service rent and maintenance line item within our Consolidated Statements of Operations. This change was incorporated into our Form 10-Q for the period ended February 28, 2005 which was filed on April 22, 2005

Note A-Basis of Presentation

Reclassifications, page F-9

SEC Comment:

7. In your response to comment 10, you imply that EITF 03-06 has not impacted your EPS presentation because it was effective for all periods subsequent to March 2004. Please note however, that paragraph 23 of EITF 03-06 states that “Prior period earnings per share

• Page 7	May 2, 2005

amounts presented for comparative purposes should be restated to conform to the consensus guidance”. As such, we believe this guidance is relevant for fiscal years 2003 and 2002. Please revise to present your basic EPS calculation using the two-class method and provide us with this calculation for each reporting period.

Company Response:

We based our interpretation of the period in which to adopt EITF 03-06 on the language “The consensuses reached by the Task Force in this Issue are effective for fiscal periods beginning after the date of Board ratification”. Since Board ratification was on March 31, 2004 our first fiscal period beginning after March 31, 2004 was our first quarter of fiscal 2005 (the three months ended August 31, 2004). During the periods subsequent to June 1, 2004, the Company has generated losses in each of the current and comparative periods. The losses generated by the Company subsequent to its implementation of EITF 03-06 negate its impact and therefore, we believe no additional presentation is required. In addition, as a result of the restatement of our 2003 financial statements as discussed in our response to comment 2, the Company will report a net loss applicable to common stockholders for the year ended May 31, 2003 which will negate the impact of EITF 03-06 on the 2003 period as well.

In our Form 10-Q for the period ended February 28, 2005 and filed on April 22, 2005 we illustrated the effect of applying the two-class method for computing EPS in our footnotes. As illustrated in that footnote the application of this method would have no effect on EPS as no portion of the net losses would be deemed attributable to participating securities.

Note B-Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-16

SEC Comment:

8. Expand your responses to comment 12 and explain to us how 6,000,000 warrants issued to G&M Holding [sic] meet the criteria of paragraph 11 of SFAS 150. Specifically address requirement (a) that as of inception the warrants embody your obligation to repurchase your equity. Further, in this regard, tell us of your consideration of the applicability of Rule 5-02.28 of Regulation S-X and SAB Topic 3C to these warrants.

Company Response:

The 6,000,000 warrants issued to GM Holdings may be put to the Company at a price of $0.50 per share. Language in the warrant states in part…(ii) the Company shall redeem this Warrant upon…receipt by the Company of written request of the holder of this Warrant delivered to the Company at any time after the fifth anniversary of the date hereof…” Although the warrants could not be put to the Company at inception, FASB Staff Position No. FAS 150-1 leads us to consider these warrants as debt since the Company’s share price has not traded significantly above the put price, and given the limited float of the Company’s stock, it is highly probable that the warrants will ultimately be put back to the Company. Further, we believe that the warrants are “puttable warrants” as discussed in this staff position and in accordance should be accounted for as liabilities under paragraph 11 of FAS 150 because they embody an obligation indexed to an obligation to repurchase the issuers shares and may require a transfer of assets. If and when the Company’s share price trades significantly above the put price on high enough volume to sustain the potential sale of 6,000,000 shares with little risk of a decline in share price below the put price, we will reconsider the methodology used for valuing these

• Page 8	May 2, 2005

securities (i.e., the valuation of the warrants would change from the value of the “put” option in the warrants to the value of the “call” option [the right to exercise the warrants and purchase the underlying shares of common stock] in the warrants).

• Page 9	May 2, 2005

SEC Comment:

9. Similarly, the third paragraph of your response to comment 12 states that certain of your common shares, issued in March 2005, also fall under paragraph 11 of SFAS 150. However, as these are outstanding shares it is unclear to us how paragraph 11 of SFAS 150 applies. Please advise. Give us a complete description of the terms of these financial instruments and explain in more detail how you apply the relevant accounting literature. Please refer to all pertinent authoritative professional accounting literature in your response.

Company Response:

These securities were issued as final payment under an asset purchase agreement entered into January 2004 between Teletouch and DCAE, Inc. These securities contain a provision which allows the holder to redeem 25% of the securities then held at the end of each of Teletouch’s fiscal quarters. Until March 2005, the securities were not issued and the liability reported in the financial statements represented the Company’s obligation to issue the securities. Once issued, the redemptions were scheduled to begin in February 2005 and end in November 2006, which results currently in both a short-term and long-term liability for the Company. The asset purchase agreement defines the value that Teletouch must pay to redeem these securities if they are redeemed with the Company (currently $1.05 per share, rising to $1.15 per share over the redemption period). Since these securities are redeemable at a value significantly above the current market value, we believe our continued classification of these securities as a liability is correct. We had previously considered these securities, once issued, to be covered under the guidance of SFAS 150 and so disclosed in the financial statements. Upon further review of the literature, we now believe that this redeemable common stock falls outside the scope of paragraph 9 of SFAS 150, because while the holder has an option to require redemption, the Company’s obligation is conditioned on the holder’s exercise of that option and thus the shares are not redeemable at a specified or determinable date (or dates). Instead we believe these securities to be covered by EITF Topic D-98 under which we believe it is proper to continue to classify the current portion of the redemption value either as a liability, or as “temporary equity” (but not as “permanent equity”) as allowed under Accounting Series Release No. 268 (“ASR 268”). We will correct our footnote disclosure in our amended Form 10-K for the year ended May 31, 2004 and take out the reference to SFAS 150. In future filings, we will account for these securities and make the appropriate disclosures under EITF D-98 and ASR 268.

*    *    *    *    *    *    *    *    *    *     *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. Given the complexity of the transaction, we would welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

• Page 10	May 2, 2005

If you should need any additional information, please call the undersigned directly at (903) 595-8808 or email kcrotty@teletouch.com at your convenience. Thank you for your attention to this matter.

Sincerely,

/s/ J. Kernan Crotty
J. Kernan Crotty
President, CFO, COO and Director

cc: Ralph V. De Martino, Esq.

EXHIBIT 1.1

Teletouch Communications, Inc.

Journal Entries - May 20, 2002

Debt Restructuring

Description	Debit	Credit

JE#1—To Record Payments to Chase Bank Group and Establishment of Pilgrim Note

Note Payable—Chase Bank	57,146,755.16
Accrued interest on Chase note	3,468,489.94
Cash		(9,749,997.36)
Note Payable—Pilgrim/ING (incl interest to be paid)		(3,148,173.36)	(B	)
Gain/Loss on Debt Restructure		(47,717,074.38)	(A	)

	60,615,245.10	(60,615,245.10)
Final payment to retire Chase Note (Senior Debt) and issuance of new note to Pilgrim/ING as of 5/20/02

JE#2—To Record Purchase and Cancellation of Junior Subordinated Note Payable
Junior Subordinated Notes Payable	25,166,313.87
Additional Paid in Capital (cash pd by TLL Partners)		(360,607.00)	(1)
Gain/Loss on Debt Restructure		(24,805,706.87)	(A	)

	25,166,313.87	(25,166,313.87)
Final payment to retire Junior Subordinate Notes Payable ($360,607 represents pro rata allocation of $874K based on relative carrying value of sub-debt and preferred stock at 5/20/02)

Computation of option price paid by TLL Partners to retire debt on behalf of Teletouch:
	Carrying Value at 5/20/02%
Relative Carrying Value of Securities / Debt Retired:
Series A & B Preferred Stock and Warrants value @ 5/31/02	$38,254,269	60%
Junior Subordinated Debt	$25,166,314	40%

	$63,420,583	100%

	Options Paid	Allocation to Sub-Debt @ 40%
Options Paid by TLL Partners (debt portion on behalf of Teletouch)
Option Price Paid to CIVC	$800,000
Option Price Paid to GM Holdings	74,000

Total Option Price Paid by TLL Partners	$874,000	349,600
Difference (immaterial)		11,007

Total Option Price Paid and Allocated to Sub Debt		360,607	(1)

JE#3—To Record Miscellaneous Costs Associated with Debt Restructure
Gain/Loss on Debt Restructure	692,953.98		(A	)
Legal fees		(17,261.26)
Accrued expense		(134,812.28)
Prepaid expense		(234,329.47)
Cash held in escrow—Chicago Title		(306,550.97)

	692,953.98	(692,953.98)

Record Closing and debt restructure costs

JE#4—To Write Off Loan Origination Costs on Senior and Sub Debt
Accumulated amortization	3,121,368.74
Intangible loan costs		(4,099,790.85)
Gain/Loss on Debt Restructure	978,422.11		(A	)

	4,099,790.85	(4,099,790.85)

Write-off loan origination costs and accumulated amortization related to Chase Note and Jr. Subordinated Debt

JE#5—To Record Securities Value Associated with Debt Restructure
Gain/Loss on Debt Restructure	1,280,000.00		(A	)
Additional Paid in Capital (value of warrants to be issued—reclassed to liability in November when issued—See JE#3 in November 7, 2002 journal entries)		(538,000.00)	(2)
Additional Paid in Capital (value of Series C Preferred Stock to be issued)		(742,000.00)	(3)

	1,280,000.00	(1,280,000.00)

Record 40% of the value of Series C Preferred Stock and GM common stock warrants issued to retire Jr. Sub Debt and securities (based on relative carrying value of securities / debt retired)
	Carrying Value at 5/20/02%
Relative Carrying Value of Securities / Debt Retired:
Series A & B Preferred Stock and Warrants value @ 5/31/02	$38,254,269	60%

Junior Subordinated Debt	$25,166,314	40%

	$63,420,583	100%

	Valuation	Allocation to Sub-Debt @ 40%
Hoak Breedlove valuation of securities to be issued:
Value of Series C Preferred Stock	$1,855,000	742,000	(3)
Value of GM common stock warrants	$1,345,000	538,000	(2)

	$3,200,000	1,280,000

(A) Net gain on retirement of debt (senior and subordinated debt).	$69,571,405
(B) New note issued to Pilgrim / ING—face value $2,750,000 and interest to be paid over term of $398,173

EXHIBIT 1.2

Teletouch Communications, Inc.

Journal Entries - November 7, 2002

Equity Restructuring

Description	Debit	Credit

JE#1—Retire Carrying Value of CIVC and GM Securities & Record Treasury Stock Rec’d
Series A Pref. Stock—15,000 shares @ $0.001 par	15.00
APIC (Series A Pref Stock)	30,291,087.00		(B	)
Series B Pref. Stock—85,394 shares @ $0.001 par	85.40
APIC (Series B Pref Stock)	875,491.60
APIC (Series B Warrants)	3,324,284.00
APIC (Common Warrants)	3,708,137.00
Treasury Stock—295,649 shares @ $0.33	97,564.17
APIC—Common		(38,296,664.17)	(A	)

	38,296,664.17	(38,296,664.17)

Retire securities held by Continental Illinois Venture Corporation and GM Holdings

JE#2—Issue Series C Preferred Stock at Fair Value Per Hoak Breedlove Valuation
APIC—Common	1,113,000.00		(A	), (1)
Series C Pref. Stock, 1,000,000 shares @ $0.001		(1,000.00)
APIC (Series C Pref Stock)		(1,112,000.00)

	1,113,000.00	(1,113,000.00)

Issuance of Series C Preferred Stock to TLL Partners as payment for securities acquired fromo GM and CIVC including all of the common stock, common stock warrants, Series A Preferred Stock, Series B Preferred Stock and Series B Preferred Stock Warrants

JE#3—To Record Issuance of Common Stock Warrants
APIC—Common	807,000.00		(A	)
Redeemable common stock purchase warrants		(807,000.00)
6,000,000 warrants to purchase common stock issued to GM Holdings

APIC	538,000.00
Redeemable common stock purchase warrants		(538,000.00)

Reclass the portion of the fair value of the redeemable common stock purchase warrants allocated to reduce the gain on extinguishment of debt at May 31, 2002 from APIC to a liability (this portion of the fair value recorded against the gain on debt retirement in May 2002)

	1,345,000.00	(1,345,000.00)

	Carrying Value at 5/20/02%
Relative Carrying Value of Securities / Debt Retired:
Series A & B Preferred Stock and Warrants value @ 5/31/02	$38,254,269	60%

Junior Subordinated Debt	$25,166,314	40%
	$63,420,583	100%

	Valuation	Allocation to Securities @ 60%
Hoak Breedlove valuation of securities to be issued:
Value of Series C Preferred Stock	$1,855,000	1,113,000	(1)
Value of GM common stock warrants	$1,345,000	807,000	(2)

	$3,200,000	1,920,000

(A) Implied gain to common stockholders on exchange of equity securities	36,376,664.17
(B) Includes accrued dividends of $23,254,269 through November 7, 2002

EXHIBIT 2

Teletouch Communications, Inc.

Equivalent Shares of Common Stock and their Value

Cancelled and Issued in Exchange

	Cancelled in Exchange		Issued in Exchange
	Common Stock Equivalents	Value @ $0.35	Common Stock Equivalents	Value @ $0.35
TLL Partners Ownership
Common Stock	295,649	$103,477
Series B Preferred Stock	216,114	75,640
Warrants to buy Common Stock	2,660,840	931,294
Warrants to buy Series B Pfd Stock	1,945,038	680,763
Series A Preferred Stock	88,588,833	31,006,092
Series C Preferred Stock			44,000,000	15,400,000

	93,706,474	$32,797,266	44,000,000	$15,400,000

GM Holdings Ownership
Common Stock	405,276	$141,847
Series B Preferred Stock	296,250	103,688
Warrants to buy Common Stock	—	—
Warrants to buy Series B Pfd Stock	—	—
Series A Preferred Stock	12,080,295	4,228,103
Redeemable Common Stock Warrants			6,000,000	2,100,000

	12,781,821	$4,473,638	6,000,000	$2,100,000

EXHIBIT 3

Teletouch Communications, Inc.

Proceeds Received in Equity Restructure

(Effective Conversion Price of Securities Issued)

November 7, 2002

		Allocation of Proceeds to:
Proceeds Received by Teletouch (securities retired by TLL and GM)	Carrying Value of Securities Retired	Series C Preferred Stock (A) (TLL Partners)		Redeemable Common Stk Warrants (A) (GM Holdings)		Total
Series A Preferred	$30,291,102
Common Stock	$97,564
Series B Preferred	$875,577
Series B Warrants	$3,324,284
Common Stock Warrants	$3,708,137

Total Proceeds Received	$38,296,664	$33,701,064		$4,595,600		$38,296,664

Common Stock Equivalents Issued		44,000,000		6,000,000		50,000,000

Effective Conversion Price of Common Stock Equiv. Issued		$0.77		$0.77		$0.77
		(B	)	(B	)
Teletouch Common Stock Prices:
Closing Price—11/7/02		$0.33		$0.33		$0.33
Average Closing Price—11/7/01 to 11/7/02		$0.38		$0.38		$0.38

(A)	Allocation of proceeds (carrying value of securities retired) based on relative value of the original investment by CIVC (security position acquired by TLL Partners) and GM Holdings

	CIVC Initial Investment	GM Holdings Initial Investment	Total
Initial Investment of CIVC / GM Holdings	$22,000,000	$3,000,000	$25,000,000
% of valuation	88%	12%	100%

(B)	As compared to Teletouch's common stock price on the November 7, 2002 (date of the exchange) as well as the average of Teletouch's stock price for the 12 months preceeding that date, the effective conversion price of the securities issued is in excess of the market price of the Teletouch's stock, therefore, we conclude that there is no beneficial conversion feature associated with the securities issued.